Exhibit 99.1

Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the three and six months ended June 30, 2007, and the audited consolidated financial statements and MD&A for the year ended December 31, 2006 contained in the 2006 Annual Report for Canadian Superior Energy Inc. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada.  The following discussion and analysis refers primarily to the first six months of 2007 compared with the same period in 2006 unless otherwise indicated. The calculation of barrels of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Management’s Discussion and Analysis contains the term “cash flow from operations”, which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”).  Canadian Superior’s determination of cash flow from operations may not be comparable to that reported by other corporations. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

This document contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may affect or relate to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  This document contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered.  There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission..

Additional information relating to Canadian Superior Energy Inc. is available on SEDAR at www.sedar.com.

NET INCOME AND CASH FLOW FROM OPERATIONS

	($000’s)			($ per boe)

Three months ended June 30	2007	2006	% change	2007	2006	% change

Gross revenue	$12,120	$10,995	10	$50.22	$45.05	11

Transportation	158	156	1	0.65	0.64	2

Revenue	11,962	10,839	10	49.56	44.41	12

Royalties, net of ARTC	2,132	1,430	49	8.83	5.86	51

Production and operating expenses	1,794	1,814	(1)	7.43	7.43	0

Operating Netback	8,036	7,595	6	33.30	31.12	7

General and administrative expenses	5,110	1,785	186	21.17	7.31	189

Interest and other expense (income)	422	(168)	(351)	1.75	(0.69)	(354)

Foreign Expense Gain	(715)	(39)	1,733	(2.96)	(0.16)	1,754

Dividend on preferred shares	(216)	(237)	(9)	(0.89)	(0.97)	(8)

Change in value of preferred shares	1,184	685	73	4.91	2.84	75

Large Corporations Tax	0	(9)	(100)	0.00	(0.04)	(100)

Cash Flow from Operations	2,251	5,578	(60)	9.33	22.85	(59)

Depletion and amortization	6,227	5,919	5	25.80	24.25	6

Accretion expense for preferred shares	93	102	(9)	0.39	0.20	90

Dividend on preferred shares	216	237	(9)	0.89	0.97	(8)

Change in value of preferred shares	(1,184)	(685)	73	(4.91)	(2.81)	75

Future income tax (recovery)	(6,020)	(880)	584	(24.94)	(3.61)	592

Stock compensation expense	732	631	16	3.03	2.59	17

Net income (loss)	$2,187	$254	761	$9.06	$1.04	771

Six months ended June 30	2007	2006	% change	2007	2006	% change

Gross revenue	$24,876	$24,608	1	$49.55	$48.82	1

Transportation	316	346	(9)	0.63	0.39	(8)

Revenue	24,560	24,262	1	48.92	48.14	2

Royalties, net of ARTC	4,448	4,355	2	8.86	8.64	3

Production and operating expenses	3,867	3,566	8	7.70	7.07	9

Operating Netback	16,245	16,341	(1)	32.36	32.42	0

General and administrative expenses	7,034	3,600	95	14.01	7.14	96

Interest and other expense (income)	643	(40)	(1,708)	1.28	(0.08)	(1,714)

Foreign Expense Gain	(791)	685	(215)	(1.58)	1.36	(216)

Dividend on preferred shares	(711)	(402)	77	(2.95)	(1.65)	79

Change in value of preferred shares	1,349	(39)	(3,559)	2.69	(0.08)	(3,572)

Large Corporations Tax	-	33	(100)	0.00	0.07	(100)

Cash Flow from Operations	8,721	12,504	(30)	17.37	24.81	(30)

Depletion and amortization	12,875	11,849	9	25.64	23.51	9

Accretion expense for preferred shares	197	160	23	0.39	0.32	24

Dividend on preferred shares	711	402	77	2.95	1.65	79

Change in value of preferred shares	(1,349)	(685)	97	(2.69)	(1.36)	98

Future income tax (recovery)	(8,292)	(611)	1,257	(16.52)	(1.21)	1,262

Stock compensation expense	2,521	1,710	47	5.02	3.39	48

Net income (loss)	$2,058	$(321)	(741)	$4.10	$(0.64)	(744)

The Corporation recorded a net income of $2.2 million ($0.02 per share) during the second quarter of 2007, up from second quarter of 2006 earnings of $0.3 ($0.00 per share). For the six months, the Corporation posted a net income of $2.1 million ($0.02 per share) up from a 2006 net loss of $0.3 million ($0.00 per share) in the same period in 2006. The main reason for the increase is the increased tax pools created from the increased spending levels and increased activity on the Trinidad project.

Cash flow from operations for the second quarter decreased 60% to $2.2 million from $5.6 million recorded in 2006. For the six months, cash flow of $8.7 million was down 30% from the $12.5 million recorded in 2006. Increased general and administrative costs along with continued high oilfield service costs are the primary contributors to the decreases in cash flow.

PRODUCTION, PRICING AND REVENUE

	Three Months Ended			Six Months Ended
	June 30			June 30
Natural Gas	2007	2006	% Change	2007	2006	% Change
Average Daily Production (mcf/d)	11,802	12,674	(7)	12,881	13,124	(2)
Average Sales Price ($/mcf)	$7.83	6.31	24	7.76	7.31	6
Natural Gas Revenue net of transportation ($000’s)	$8,497	7,273	17	18,200	17,374	5

Oil & NGLs
Average Daily Production (bbl/d)	656	570	15	612	597	3
Average Net Sales Price ($/bbl)	$57.38	68.78	(17)	57.12	63.71	(10)
Oil & NGLs Revenue net of transportation ($000’s)	$3,464	3,566	(3)	6,360	6,888	(8)
Barrels of Oil Equivalent (6:1)
Average Daily Production (boe/d)	2,623	2,682	(2)	2,759	2,785	(1)
Average Sales Price ($/boe)	$49.56	44.41	12	48.92	48.14	2
Total Oil & Gas Revenue net of transportation ($000’s)	$11,961	10,839	10	$24,560	$24,262	1

Daily production for the second quarter of 2007 averaged 2,623 boe/d which was down slightly from 2006 production of 2,682 boe/d, with the six months averaging 2,759 which was consistent with 2006 production of 2,785. Wet conditions persisted throughout the second quarter which continued to impede access which resulted in delaying the restarting of the shut in wells which resulted in lower that expected oil and gas volumes. Late in the quarter the two Michichi area wells that had turned sour were brought back on production producing to a facility that is able to deal with the sour production. To date in the 3rd quarter Canadian Superior has drilled 7 wells gross (5.9 net) and tied in 4 wells gross (3.6 net)  and has 5 wells (5 net) awaiting tie-in and also has 4 wells (2.9 net) awaiting completion operations,  which will result in sales of approximately 3,000 boe/d.

Oil and gas revenue, net of transportation costs of $158,000, during the second quarter of 2007 increased 9% to $12.0 million as compared to $10.8 million (net of transportation costs of $156,000) in 2006. The revenue increase is due to an increase in the price received, slightly reduced by a small reduction in production. The six months 2007 of $24.6 million were almost the same as the 2006 amount of $24.3 with the slight increase being due to slightly better prices in 2007.The average sales price net of transportation costs for the second quarter of 2007 was $49.56/boe ($7.83/mcf for natural gas and $57.38/bbl for oil and NGLs) up 10% from $44.41/boe in 2006 ($6.31/mcf for natural gas and $68.78/bbl for oil and NGLs). Prices for the six months were up slightly to $48.92/boe ($7.76/mcf for natural gas and $57.12 for oil and NGL’s) from 48.14/boe in 2006 ($7.31 for natural gas and $63.71 for oil and NGL’s). Gas volumes in the second quarter decreased 75 mcf/d to 11,802 mcf/d from the 12,674 mcf/d in the second quarter of 2006. Gas volumes of 12,881 mcf/d during the first six months decreased slightly from the 13,124 mcf/d in the same period in 2006. Oil volumes in the second quarter increased to 656 bbls per day an from an average of 570 bbls per day produced in 2006, with the six months averaging 612 bbls per day up slightly from 597 bbls per day in 2006.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes.
The Corporation has no contract that affect 2007 or future operations.

ROYALTIES

Royalties, net of the Alberta Royalty Tax Credit of $nil (2006 - $250,000), for the second quarter of 2007 of $1.6 million, are up 65% from $0.9 million recorded in 2006. This increase is due to fewer Crown annual deductions in 2007 compared with 2006. The Royalties for the six months were $3.5 million slightly up from the $3.3 million in 2006. The average royalty rate for the second quarter of 2007 was 17.9% of total revenues compared to 2006 royalties of 13.2% with the six months 2007 18.1% compared with 18.0% for 2006.

Six months ended June 30 ($000’s)	2007	2006	% Change
Crown	$3,495	$3,331	5
Freehold & overriding	953	1,024	(7)
Total Royalties	$4,448	$4,355	2
Alberta Royalty Tax Credit	-	(250)	(100)
Net Royalties	$4,448	$4,105	8
Per boe	$8.86	$8.14	9
Percent of total revenue	18.1	18.0

Production and Operating Expenses

Second quarter production and operating expenses of $1.8 million were flat when compared with 2006 expenses of $1.8 million; with the first six months of 2007, these expenses were up 8% to $3.9 million from the $3.6 million recorded in the same period of 2006. On a boe basis, second quarter 2007 production and operating expenses of $7.44/boe, were basically flat with the $7.43/boe recorded for the same period in 2006. The operating costs per boe for the six months 2007 were up 9% to $7.71 from the $7.07 recorded in 2006. The slight decrease in industry activity has only just started to show a slight reduction in operating costs; however, services are still fairly tight and prices still remain relatively high.

GENERAL AND ADMINISTRATIVE EXPENSES

During the second quarter of 2007, G&A charges of $5.1 million were up 186% from the $1.8 million recorded in 2006. On a unit of production basis, G&A expenses for the quarter were up 189% to $21.17.per boe for 2007 from $7.31 per boe recorded in 2006. The year to date G&A expenses were up 95% to $7.0 million from the $3.6 million recorded in 2006. The main reason for the increase in general and administrative costs is the contract payouts as note in the financial statements under Note # 10.

STOCK BASED COMPENSATION EXPENSE

In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Corporation implemented this amended standard in 2004. The Corporation recorded $0.7 million in stock based compensation expense in the second quarter of 2007, up 16% from the $0.6 million in 2006. Stock based compensation for the first half of 2007 was $2.5 million up 47% from the $1.7 million in the same period in 2006.

INTEREST AND OTHER EXPENSE (INCOME)

During the second quarter of 2007 the Corporation incurred $422,000 in interest charges compared to income of $168,000 in 2006. At the end of the quarter, the Corporation had a drawn balance of $19.3 million on a $45.0 million revolving loan production facility. During the first six months of 2007, the Corporation incurred $643,000 in interest charge compared to income of $40,000 in 2006.  The increased interest charges are due to the increased spending on the Trinidad project.

Depletion and Amortization

Depletion and amortization expense for the second quarter of 2007 totaled $6.2 million, up 5% from $5.9 million recorded in the second quarter of 2006 and for the first six months of 2007 were $12.8 million up 8% from the $11.8 in 2006. Depletion expenses are high for a company our size because of the large expenditures required to drill and evaluate offshore wells on the East Coast of Canada. Certain East Coast exploration and drilling costs have been included in the depletable pool, with no corresponding increase in reserves.

TAXES

A future income tax credit of $6,020,000 was recorded in the second quarter of 2007 bringing the Future income tax credit for the six months to $8,292,000 and the Corporation does not expect to be cash taxable in 2007. The majority of the future income tax recovery realized was due to the future tax implications of the flow through share issuance in the year ended December 31, 2006 and the limited activity of Canadian drilling activities during the period. There has and will be increased activity through the third and fourth quarters that will relate to the flow though share issuance.

CAPITAL EXPENDITURES

	Three Months Ended June 30			Six Months Ended June 30
($000’s)	2007	2006	% Change	2007	2006	% change
Acquisition/(Disposition)	64	31	106	$ 66	$ 51	29
Exploration & Development	5,301	19,175	(72)	12,110	23,015	(47)
Plants & Facilities & Pipelines	919	1,233	(25)	2,016	2,582	(22)
Land & Lease	602	652	(8)	3,204	1,966	63
Capitalized expenses	2,735	1,825	50	4,544	3,805	19
	$ 9,621	$ 22,916	(58)	$ 21,940	$ 31,419	(30)

During the second quarter of 2007, the Corporation incurred $9.6 million of capital expenditures compared to $22.9 million spent in 2006.

Summary of Quarterly Results

($000’s except production amounts)
	30-jun-07	31-mar-07	31-dec-06	30-Sep-06	30-Jun-06	31-Mar-06	31-Dec-05	30-Sep-05
Production
Oil bbls/d	656	566	770	645	570	625	705	647
Gas mcf/d	11,802	13,984	14,417	12,983	12,674	13,580	13,489	12,345
Boe bbls/d	2,623	2,897	3,173	2,808	2,682	2,889	2,953	2,705

Revenue	11,961	12,599	13,327	11,185	10,839	13,423	18,635	14,982
Net income (loss)	2,187	(129)	(4,839)	(5,753)	254	(575)	1,443	1,495
Income (loss) per share	0.02	0	(0.04)	(0.05)	0.00	0.00	0.01	0.01
Cash flow from operations	2,251	6,470	5,656	4,229	5,506	6,926	10,344	8,871
Cash flow per share	$0.02	$0.05	$0.05	$0.03	$0.04	$0.06	$0.09	$0.08
 ($000’s except production amounts)

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007 the Corporation had a demand revolving western Canada production loan facility (the “facility”) with a Canadian chartered bank of $45.0 million of which it had drawn $19.3 million. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The Corporation currently has Cash deposits of $7.9 million available for corporate purposes.  In addition to the $7.9 million of available cash currently on hand, the Corporation has $14.4 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids and $3.6 million of term deposits posted as security against its indemnity bond with the Trinidad Government which will be released during the third quarter of 2007.

On February 1, 2006, the Company completed a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the "Preferred Shares") and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. 15,000 Units, each consisting of 10 US $100 Preferred Shares, along with 1,200,000 Common Share Purchase Warrants are being issued to West Coast Asset Management, Inc.. The Warrants comprising part of the Units are exercisable for a period of thirty (36) months from the date of issue at an exercise price of US $3.00 per Common Share. As a result of the issuance of the convertible preferred share, the Corporation has a long term liability in the amount of $14.3 million

On February 9, 2006, the Corporation completed a private placement financing consisting of 1.0 million Units at a price of $2.40 per Unit for gross proceeds of $2.4 million. Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant. The Warrants comprising part of the Units were exercisable until December 31, 2006 at an exercise price of $2.40 per common share

On December 13, 2006 the Corporation completed a flow-through share agreement to issue 6,000,000 common shares for consideration of $15,420,000.

On December 29, 2006 the Corporation completed a private placement of 2,500,000 shares at $2.37 per share for gross proceeds of $5,924,990.

The Corporation’s 2007 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow.  Additional cash may be required to fund planned 2007 and 2008 capital programs, including programs in Offshore Nova Scotia and Offshore Trinidad. These expenditures may be sourced from cash flow, additional equity financings and/or potential farm outs or joint ventures or releases of secured offshore term deposits as additional work expenditures are incurred.

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior’s control.  More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks.  In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

 At June 30, 2007, the Corporation had $14.3 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids.  To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment. The Corporation is currently in discussions with joint venture partners and is exploring other alternatives to fulfill its’ commitments and will review it again at September 30, 2007. The corporation also has term deposits of $3.6 million posted as security against an indemnity bond with the Trinidad Government covering one of the supply vessels being used in the offshore Trinidad drilling operations. Subsequent to the end of the quarter the bond was no longer required and the Corporation is in the process of releasing the term deposits.

Internal Disclosure Controls

In accordance with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s Chairman and Chief Executive Officer and Chief Financial Officer have designed, or have caused to be designed under their supervision, disclosure controls and procedures.  The Chairman and Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2007, have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed summarized and reported within the time periods specified in the provincial and territorial securities legislation; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the Chairman and Chief Executive Officer and the Chief Financial Officer, in a timely manner. The Company would note further, that while the Chairman and Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.